# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZION OIL & GAS INC, CIK 0001131312
CUSIP: 989696109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12655 NORTH CENTRAL EXPRESSWAY, SUITE 1000, DALLAS, Texas (TX), 75243
Date of event which requires filing of this statement: 01/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001797111

## Reporting persons
- Ellis Donald Douglas JR: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 82,089,165; shared voting power 0; sole dispositive power 82,089,165; shared dispositive power 0; aggregate amount beneficially owned 82,089,165 (7.1% of the class)

## Item 1. Issuer
Name of issuer: ZION OIL & GAS INC
Address of issuer's principal executive offices: 12655 NORTH CENTRAL EXPRESSWAY, SUITE 1000, DALLAS, TEXAS, 75243.

## Item 2. Person Filing
Name of person filing: Donald D. Ellis
Address of principal business office or, if none, residence: 2750 Fox Grove Court, Colorado Springs, Colorado, 80906
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 82,089,165 shares
Percent of class: 7.11%
Sole power to vote or to direct the vote: 82,089,165
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 82,089,165
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ellis Donald Douglas JR: Donald Douglas Ellis JR, Donald D. Ellis (01/07/2026)